cm

15047789

COMMISSION
549

SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2720 Council Tree Avenue, Suite 224
(No. and Street)

Fort Collins	Colorado	80525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Van Den Heever 970-225-0425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202	Littleton	Colorado	80120-4544
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH
3/14

OATH OR AFFIRMATION

I, Stephen Van Den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None .

Signature

President
Title

Notary Public

NOTARY PUBLIC
NANCY G. ROELFS
STATE OF COLORADO
MY COMMISSION EXPIRES:
May 10, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) and Members' Equity.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integris Securities LLC

Financial Statements and Report
of
Independent Registered Public Accounting Firm

December 31, 2014 and 2013

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm

The Board of Directors
Integris Securities LLC
Fort Collins, CO

We have audited the accompanying financial statements of Integris Securities LLC, (a Colorado corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Integris Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Integris Securities LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Integris Securities LLC's financial statements. The supplemental information is the responsibility of Integris Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co

Littleton, Colorado
February 26, 2015

Integris Securities LLC
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Assets		
Cash and cash equivalents	$ 40,302	$ 49,264
Certificate of deposit	10,178	10,168
Prepaid expenses	2,475	2,475
Total Current Assets	$ 52,955	$ 61,907
Liabilities and Stockholders' Equity		
Accounts payable	$ 7,335	$ -
Due to Integris Holdings, LLC	2,881	2,881
Total Current Liabilities	10,216	2,881
Member's Equity		
Member's equity	42,739	59,026
Total Liabilities and Member's Equity	$ 52,955	$ 61,907

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Income and Member's Equity
For the Years Ended December 31, 2014 and 2013

	2014	2013
Revenues		
Commissons	$2,934,000	$ 838,858
Interest	10	15
Total Revenues	2,934,010	838,873
Expenses		
Deal support costs	-	792,858
Administrative expenses	606,147	58,460
Total Expenses	606,147	851,318
Net Income	2,327,863	(12,445)
Beginning Member's Equity	59,026	71,471
Capital distributions	(2,344,150)	-
Member's Equity	$ 42,739	$ 59,026

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Statements of Cash Flows
For the Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows From Operating Activities		
Transaction fees received	$2,934,000	$ 838,858
Cash paid for service fees and other expenses	(598,812)	(900,456)
Net Cash From Operating Activities	2,335,188	(61,598)
Cash Flows from Financing Activities		
Distributions paid	(2,344,150)	-
Net Cash From Financing Activities	(2,344,150)	-
Net Change in Cash	(8,962)	(61,598)
Cash at Beginning of the Year	49,264	110,862
Cash at End of the Year	$ 40,302	$ 49,264
Reconciliation of Net Income to Net Cash From Operating Activities		
Net income (loss)	$2,327,863	$ (12,445)
Interest gained on certificates of deposit	(10)	(15)
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	-	5,000
Prepaid expenses	-	32
Increase (decrease) in:		
Accounts payable	7,335	(5,051)
Related party payables	-	(49,119)
Net Cash From Operating Activities	$2,335,188	$ (61,598)
Supplemental Information:		
Cash paid for Interest	$ -	$ -

The accompanying notes are an integral part of these statements.

Integris Securities LLC
Notes to Financial Statements
December 31, 2014 and 2013

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Integris Securities, LLC (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

The Company was acquired during 2007 and became the wholly owned subsidiary of Integris Holdings, LLC. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Basis of presentation
The Statement of Financial Condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Success fees and other amounts received from customers of the Company's advisory services are recorded as services are performed.

Income Taxes
Integris Securities, LLC is considered a pass-through entity for tax purposes. The Company believes that is has no uncertain tax positions as of December 31, 2014 and 2013. Tax years that remain subject to examination are years 2011 and forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts

1. Organization and Significant Accounting Policies

reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events
The Company has evaluated subsequent events through February 26, 2015, the date which the financial statements were available to be issued. During this period, the Company was not aware of any material recognizable subsequent events.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2014 and 2013, the Company had net capital of $40,239 and $56,526, respectively.

3. Investments

Investments are carried at fair value based on quoted prices in active markets (all level 1) and consist of the following at December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013	
	Fair Value	Cost	Fair Value	Cost
Certificates of Deposit	$10,178	$10,178	$10,168	$10,168

4. Related Party Transactions

In 2007 the Company entered into an agreement with its parent company, Integris Holdings, LLC for the provision of funds for operating purposes. At December 31, 2014 and 2013, there was $2,881 and $2,881 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to Integris Holdings, LLC. In 2014 and 2013, the Company paid $34,471 and $827,429, respectively.

4. Related Party Transactions (continued)

Additionally, the Company pays distributions to Integris Holdings, LLC. In 2014 and 2013, the Company paid $2,344,150 and $0, respectively.

5. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces

The following summarizes revenue concentrations by customer for the years ended December 31, 2014 and 2013:

	2014		2013
Customer A	92%	Customer B	100%

Integris Securities LLC

Supplementary Information

Integris Securities LLC
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2014 and 2013

	2014	2013
Net Capital		
Total member's equity	$ 42,739	$ 59,026
Deductions		
Disallowed prepaid expenses	(2,475)	(2,475)
Haircuts	(25)	(25)
Total Deductions	(2,500)	(2,500)
Total Net Capital	$ 40,239	$ 56,526
Aggregate Indebtedness		
Payables and accruals	10,216	2,881
Total Aggregate Indebtedness	$ 10,216	$ 2,881
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 681	$ 192
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 35,239	$ 51,526
Ratio of aggregate indebtedness to net capital	0.25	0.05

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2014	2013
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 40,239	$ 56,526
Rounding	-	-
Net capital per above	$ 40,239	$ 56,526

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm
Exemption Report Review

The Board of Directors
Integris Securities LLC
Fort Collins, CO

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Integris Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Integris Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Integris Securities LLC stated that Integris Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Integris Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integris Secutities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co

Littleton, CO 80120
February 26, 2015

Integris Securities, LLC

EXEMPTION REPORT

Integris Securities, LLC, Assertions

We confirm, to the best of our knowledge and belief, that:

1. **Integris Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.**

2. **Integris Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.**

The above Statement is true and correct to the best of my and my Company's knowledge.

____

Stephen van den Heever

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Integris Securities LLC
2720 Council Tree Ave. Suite 224
Fort Collins, Colorado 80525

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Integris Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Integris Securities LLC's compliance with the applicable instructions of Form SIPC-7. Integris Securities LLC's management is responsible for the Integris Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts on the audited Form X-I 7A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3114*********************MIXED AADC 220
044710 FINRA DEC
INTEGRIS SECURITIES LLC
2720 COUNCIL TREE AVE STE 224
FORT COLLINS CO 80525-6329

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris Moran 970-217-9370

2. A. General Assessment (item 2e from page 2) $ 1335.02

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1335.02

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integris Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 02 day of 14K, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2934009
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2934009
2e. General Assessment @ .0025	$ 7335.02 (to page 1, line 2.A.)